Exhibit 10.7

ICAgen INC. Ion Channel Advances	P. O. Box 14487 • Research Triangle Park, NC 27709

15 February 2000

J. Heyward Hull, III

2503 Foxwood Drive

Chapel Hill, NC 27511

Dear Heyward,

ICAgen, Inc. is pleased to offer you the position of Sr. Vice President of Development and Regulatory Affairs. Under the direction of the CEO, your responsibilities will include assisting the management and Board of Directors with progression of compounds through optimization, preclinical development and clinical development. You will be expected to efficiently and effectively identify potential drug development opportunities, whether from internal research efforts or from in-licensing sources to enhance the company’s growth, development and valuation. Furthermore, it is anticipated that you will seek input and consensus from the management team, the research group and the Board, as necessary, to evaluate GO/NoGo decisions and to address potential out-licensing and commercial opportunities. With the CEO, you will establish expectations for the outcomes of drug development opportunities, and manage the information about those outcomes with both internal and external groups and individuals. You will be the key person in working with the director of our Lead Optimization and Preclinical/Clinical groups to insure the efficient progression and development of compounds from the Discovery Group to our partners or to the clinic. You will be asked to work with other members of the management team to insure that financial restraints and constraints of opportunities and operations are considered in day to day and long-term decisions. You will report regularly to the Board of Directors, and as necessary to investors, shareholders and potential investors, the activities of ICAgen as they relate to its drug development function. You will assist the CEO as a member of the Strategic Operations Committee in its review of programs, progress and issues to coordinate functions and allocate resources. It is anticipated that you will carry out and support the efforts of the CEO, and in that effort, other responsibilities may be assigned from time to time by the CEO.

The terms of the offer are set forth as follows and are subject to required withholding:

1. Salary: $190,000 per year.

2. A sign-on bonus of $10,000 plus 10,000 fully vested options ($0.50/share)

3. An incentive stock option for 27,500 shares of common stock at $0.50 per share, vesting 12 months following the first employment day, followed by 112,500 shares vesting monthly over four years following the first anniversary of employment.

4222 Emperor Boulevard, Suite 460 • Durham, NC 27703

Phone: 919-941-5206 • Fax: 919-941-0813

Additional stock options may be available from time to time upon successful achievement of company and individual milestones, including at the time of the annual performance/merit evaluation, if warranted. (Details of the stock option award will be addressed in the stock option agreement.)

4. Severance: If your employment is terminated by ICAgen during the first 9 months of employment due to reasons other than for cause, a 6 month continuation of salary would be provided; after the first 9 months, a 3 month continuation would be provided. This salary continuation would be at the level of your salary immediately prior to termination, and you would be entitled to continuation of benefits to the extent allowed by ICAgen’s applicable benefits plans then in effect.

5. Incentive Bonus: You will be rewarded with incentive bonuses for successful completion of the following stages in the drug development process: Filing an IND, completing Phase I, completing Phase II and completing Phase III. During the first two years of employment, these cumulative bonuses could reach a total of $75,000 each year, with an IND bonus of $20,000, a Phase I bonus of $25,000, a Phase II bonus of $50,000 and a Phase III bonus of $75,000. After the first two years of employment, the bonus structure will be re-evaluated by the ICAgen Board of Directors, and is therefore subject to change.

6. Benefits: You are entitled to the standard benefits offered by ICAgen, with the exceptions noted herein: a) You will receive four weeks of personal leave per year, and allowed to carry forward 10 days/year. b) Instead of ICAgen’s health plan, the Company will pay approximately $80/month for a current medical package, which you receive as part of your Glaxo retirement. It is understood that this amount may increase modestly over time. c) The Company will consider an increase in its usual life insurance benefit, as they apply to you, to two times starting salary, subject to medical review and availability of such coverage. All ICAgen benefits are subject to change from time to time at the sole discretion of the Company.

7. As in all cases of employment with ICAgen, this offer is contingent upon your signing a noncompete, confidentiality and invention agreement with the Company and obtaining a security clearance. Employment with ICAgen is on an “at will” basis and therefore you are free to terminate with a 30 day notice, as is ICAgen free to terminate your employment with the Company, following a 30 day notice. All of the arrangements described in this letter, other than the specific items noted in #4 above, do not imply an employment contract for a specified period of time, or for future employment.

If these terms meet with your understanding and are acceptable, please sign this letter and return it to me by February 21, 2000. I would like for you to begin work at ICAgen at your earliest convenience.

Heyward, I truly look forward to your joining our efforts here at ICAgen. I think together we can take ICAgen to the next level.

With warm regards,

/s/ P. KAY WAGONER

P. Kay Wagoner, CEO

/s/ J. HEYWARD HULL	2/15/2000
J. Heyward Hull, III	Date